UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G89982113

(CUSIP Number)

Randall Rochman

West Family Investments, Inc.

1603 Orrington Ave., Suite 810

Evanston, IL 60201

(847) 238-0711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113

1	NAME OF REPORTING PERSON West Family Investments, Inc. (45-1291185)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2(d) OR (2)(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,800,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,800,133

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,800,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.66%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Gary West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2(d) OR (2)(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,800,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,800,133

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,800,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.66%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Mary West
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2(d) OR (2)(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,800,133
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,800,133

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,800,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.66%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G89982113

1	NAME OF REPORTING PERSON West Investment Holdings, LLC (32-0359590)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2(d) OR (2)(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,447,086
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,447,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,447,086
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.18%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Randall Rochman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2(d) OR (2)(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,296,180
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,296,180
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,180
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.87%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends and supplements the Schedule 13D originally filed on December 16, 2016 as amended by Amendment No. 1 filed on July 5, 2017 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Second Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to the Item 3 information previously filed.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by deleting the following language:

“On July 1, 2017 the 13% Convertible Notes listed in Item 5 (the “Notes”) matured and the full principal amount and interest was paid to the holders on July 3, 2017. This transaction caused the Notes to no longer be convertible into the Issuer’s Common Shares.

The Reporting Persons hold the Shares as reported herein for investment purposes. The Reporting Persons may acquire additional Shares in future transactions. The Reporting Persons have no plans or proposals which relate to, or may result in, any of the items listed in items 4(a)-(j) of Schedule 13D.”

Item 4 is hereby amended and supplemented by inserting the following language:

“Contribution Agreement

On August 7, 2020, immediately prior to but contingent upon the execution of the Merger Agreement (defined below), the holders of the Series A Preferred Stock (the “Series A Holders) of TransAtlantic Petroleum Ltd., (the “Issuer”) and TAT Holdco LLC, a Texas limited liability company (“Parent”) entered into a Contribution Agreement, whereby the Series A Holders (including each Reporting Person) each agreed to contribute, directly or indirectly, all of their Preferred Stock to Parent in exchange for Series A Membership Interests of the Parent, in each case, effective upon and contingent upon the consummation of the Merger (defined below) (the “Contribution”).

The foregoing description of the Contribution Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Contribution Agreement, as copy of which is filed as Exhibit 99.1 to this Second Amendment and incorporated herein by reference in its entirety into this Item 4.

Agreement and Plan of Merger

On August 7, 2020, the Issuer, Parent and TAT Merger Sub LLC, a Texas limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Issuer will merge with and into the Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity and wholly-owned subsidiary of Parent.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock of Issuer, par value US$0.10 (“Common Stock”) issued and outstanding immediately prior to the effective time of the Merger shall be converted automatically into the right to receive US$0.13 in cash and without interest.

The completion of the Merger is subject to certain customary closing conditions, including: (i) receipt of approval of the Merger Agreement by written consent of 75% of the holders of Common Stock and 75% of the holders of stock of Issuer designated as the “12.0% Series A Convertible Redeemable Preferred Shares”, par value $0.01 (“Preferred Stock”); (ii) the absence of any governmental order prohibiting the consummation of the Merger or other transactions contemplated by the Merger Agreement, including the Merger; and (iii) receipt of all consents, approvals and other authorizations of any governmental entity or any third person required to consummate the Merger and other transactions contemplated by the Merger Agreement.

Parent, Merger Sub and the Issuer have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, Parent, Merger Sub and Issuer have agreed, among other things, to covenants relating to the conducts of their business during the interim period between the execution of the Merger Agreement and the consummation of the Merger including, but not limited to, (i) limitations regarding assumption of indebtedness, modifications to material contracts and issuance of dividends, (ii) entertaining or entering into acquisitions with third parties, and (iii) filing Rule 13E-3 transaction statements.

The Merger Agreement further contains termination rights that may be exercised by the Parent and Merger Sub, or the Issuer, as applicable, including in the event that (i) Parent, Merger Sub and Issuer agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated within 180 days of execution of the Merger Agreement, (iii) any law promulgated by a governmental authority prohibits the consummation of the Merger, (iv) an order from a governmental authority restrains, enjoins or otherwise prohibits consummation of the Merger, and such order has become final and non-appealable.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 of the issuer’s Form 8-K, filed with the Commission on August 10, 2020.

Transaction Agreement

On August 7, 2020, immediately prior to but contingent upon the execution of the Merger Agreement, the Series A Holders and Parent, entered into the Agreement (the “Transaction Agreement”), pursuant to which, among other things, subject to the terms and conditions therein, the Series A Holders agreed to vote, consent or execute a written consent, covering all of the Preferred Shares and all Common Stock, whether currently owned or subsequently acquired by them (the “Covered Shares”), approving the Merger, the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and waiving any appraisal or rights to dissent in connection with the Merger.

The Transaction Agreement also generally prohibits the Series A Holders from transferring the Covered Shares. The Transaction Agreement terminates upon the written agreement of the parties to the Transaction Agreement or on March 31, 2021.

The foregoing description of the Transaction Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Transaction Agreement, a copy of which is filed as Exhibit 99.2 to this Second Amendment and incorporated herein by reference in its entirety into this Item 4.”

Item 5.	Interest in Securities of the Issuer

(a)	Adviser

(1)	Amount beneficially owned by the Adviser: 7,800,133(1)

(2)	Percent: 10.66%(2)

Gary West

(1)	Amount beneficially owned by Gary West: 7,800,133(3)

(2)	Percent: 10.66%(2)

Mary West

(1)	Amount beneficially owned by Mary West: 7,800,133(4)

(2)	Percent: 10.66%(2)

WIH

(1)	Amount beneficially owned by WIH: 7,447,086 (5)

(2)	Percent: 10.18%(6)

Randall Rochman

(1)	Amount beneficially owned by Randall Rochman: 1,296,180(7)

(2)	Percent: 1.87%(8)

(b)	Adviser

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 7,800,133

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 7,800,133

Gary West

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 7,800,133

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 7,800,133

Mary West

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 7,800,133

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 7,800,133

WIH

(1)	Sole power to vote or to direct the vote: 0

(2)	Shared power to vote or direct the vote: 7,447,086

(3)	Sole power to dispose or to direct the disposition of: 0

(4)	Shared power to dispose or to direct the disposition of: 7,447,086

Randall Rochman

(1)	Sole power to vote or to direct the vote: 1,296,180

(2)	Shared power to vote or direct the vote: 0

(3)	Sole power to dispose or to direct the disposition of: 1,296,180

(4)	Shared power to dispose or to direct the disposition of: 0

(c)	Adviser

The Common Shares owned includes 631,912 shares of common stock issued as a dividend on the 100,000 shares of 12% Series A Convertible Redeemable Preferred Shares of the Issuer held by the Adviser on July 30, 2020.

Randall Rochman

The Common Shares owned includes 94,787 shares of common stock issued as a dividend on the 15,000 shares of 12% Series A Convertible Redeemable Preferred Shares of the Issuer held by Randall Rochman on July 30, 2020.

(1)

The Adviser is an investment adviser exempt from registration pursuant to 17 C.F.R. Section 275.202(a)(11)(G)-1. The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares (as further detailed in Item 6 herein), none of whom, besides WIH, own more than 5% of the class of the Issuer’s securities to which this filing pertains. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Adviser may be deemed to beneficially own all of the Shares (constituting approximately 10.66% of the Issuer’s Shares outstanding).

The Shares represent 3,224,733 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the Issuer that the Reporting Person has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

(2)

Based on 68,586,290 Common Shares of the Issuer outstanding as of July 30, 2020, increased by 4,575,400 Common Shares that the Reporting Person has the right to acquire by way of conversion of the Series A Preferred Shares, totaling 73,161,690 Common Shares.

(3)

Gary West acts as a principal of the Adviser. Gary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Gary West may be deemed to beneficially own all of the Shares (constituting approximately 10.66% of the Issuer’s Common Shares outstanding).

The shares represent 3,224,733 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the issuer that the Reporting Person has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

(4)

Mary West acts as a principal of the Adviser. Mary West does not own, vote or direct the vote of any of the Shares directly but, as a principal of the Adviser, may be deemed to have the power to vote the Shares or direct the disposition of the Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mary West may be deemed to beneficially own all of the Shares (constituting approximately 10.66% of the Issuer’s Common Shares outstanding).

The shares represent 3,224,733 Common Shares of the Issuer beneficially owned by the Reporting Person set forth above, plus 4,575,400 Common Shares of the issuer that the Reporting Person has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares.

(5)

The 2,871,686 Common Shares of the Issuer beneficially are owned directly by WIH, plus 4,575,400 Common Shares of the Issuer that WIH has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares (constituting approximately 10.18% of the Issuer’s Common Shares outstanding).

(6)

Based on 68,586,290 Common Shares of the Issuer outstanding as of July 30, 2020, increased by 4,575,400 Common Shares that the Reporting Person has the right to acquire by way of conversion of the Series A Preferred Shares, totaling 73,161,690 Common Shares.

(7)

The 609,870 Common Shares of the Issuer beneficially are owned directly by Randall Rochman, plus 686,310 Common Shares of the Issuer that he has the right to acquire within 60 days by way of conversion of the Series A Preferred Shares of the Issuer (constituting approximately 1.87% of the Issuer’s Common Shares outstanding).

(8)

Based on 68,586,290 Common Shares of the Issuer outstanding as of July 30, 2020, increased by 686,310 Common Shares that the Reporting Person has the right to acquire by way of conversion of the Series A Preferred Shares, totaling 69,272,600 Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the information set forth in Item 4 above, which information is incorporated into this Item 6 by reference.

The Shares are owned by various entities, trusts, funds and accounts (the “Owners”) managed by the Adviser, which each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, and who could each terminate their respective investment advisory relationship with the Adviser and then subsequently manage the Shares held by such Owner. None of the Owners, except WIH, included in this filing, holds more than 5% of the outstanding Shares of the Issuer as of August 10, 2020.

The Adviser does not own any of the Shares directly, but maintains complete investment and voting power and authority with respect to all of the Shares under management arrangements entered into by and between the Adviser and the direct owners of the Shares, none of whom, besides WIH, own more than 5% of the class of the Issuer’s securities to which this filing pertains.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Contribution Agreement, dated as of August 7, 2020

Exhibit 99.2	Transaction Agreement, dated as of August 7, 2020

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2020

WEST FAMILY INVESTMENTS, INC.

By:	/s/ Randall Rochman
Name: Randall Rochman
Title: CEO

WEST INVESTMENT HOLDINGS, LLC

By:	West Family Investments, Inc., its Manager

By:	/s/ Randall Rochman
Name: Randall Rochman
Title: CEO

GARY WEST

By:	/s/ Gary West
Name: Gary West
Title: Authorized Signatory

MARY WEST

By:	/s/ Mary West
Name: Mary West
Title: Authorized Signatory

RANDALL ROCHMAN

By:	/s/ Randall Rochman
Name: Randall Rochman
Title: Authorized Signatory